

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 22, 2012

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

  Re: Priority Senior Secured Income Fund, Inc.
    File Nos. 333-182941 and 811-22725

Dear Mr. Boehm:

  We have reviewed the registration statement on Form N-2 for Priority Senior Secured Income Fund, Inc. ("Fund") filed with the Commission on July 31, 2012 to register shares of its common stock. We have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement.

Prospectus

Cover

1. Please explain the basis of your reliance on Rule 415 under the Securities Act of 1933.

2. In the sentence midway through the first paragraph on the cover, please change "This investment strategy may be changed" to "This investment objective may be changed."

3. Disclosure indicates the adviser intends to "initially implement" investment objective "in part" by purchasing CLOs. Does the adviser expect to significantly invest in CLOs after this initial phase? What percentage of assets does the adviser initially expect to invest in CLOs? Please explain to us how these securities have economic characteristics similar to the type of security suggested by the fund's name. While the fund will be invested in pools that manage senior secured loans, the fund's investments will be in both equity and junior debt tranches. Do these structured products function like straight equity? Would one expect the returns of these securities to follow the returns of the underlying investments?

4. In the interest of consistency, please refer to "target securities" as "CLO target securities" throughout the registration statement.

5. Disclosure references "non-temporary" decreases in net asset value. Please clarify how much time must elapse before a decrease will be considered "non-temporary."

6. Disclosure in the first boldfaced paragraph indicates the Fund "intend[s] to implement a share repurchase program . . ." Please insert "but are not obligated to" after "intend to." Also,

immediately after this sentence, please provide a cross-reference to disclosure of the terms of the share repurchase program.

7.	After the disclosure describing the Fund's liquidity event plans, please add disclosure to the following effect: "Accordingly, you may be unable to sell your shares and receive the proceeds at least until 2017." Please place the same statement, also in bold type, immediately above the signature line on the subscription agreement form. Also please clarify that the three to five year period referenced will not commence until the adviser has determined not to conduct any subsequent offerings of Fund shares, which could be many years in the future.

8.	Please explain the function of your "Dealer Manager." Please explain to us why it is not an underwriter, or principal underwriter.

9.	Do the amounts referenced in footnote 3 to the pricing table include all expenses of issuance and distribution? If not, please include in footnote 3 to the pricing table all information required by Instruction 6 to Item 1.g. of Form N-2. Please clarify that the common shareholders will pay the expenses referenced in the pricing table, including those set forth in footnote 3. Please change the title of the third line of the pricing table to "Proceeds to Registrant or Other Persons." *See* Instruction 5 to Item 1.g. of Form N-2.

10.	Please advise the staff why the Fund has chosen to make a "best efforts" offering. What experience does the Dealer Manager have in conducting such offerings? Also, would the Fund actually break escrow after raising only $2 million? If so, please disclose prominently that, were the Fund to proceed in this manner, expenses would be much greater than shown.

11.	Please make prominent the disclosure that the Fund's stock has no history of public trading; also disclose the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing shares in the initial public offering. *See* Item 1.i. of Form N-2.

12.	Will purchasers in the initial public offering be subject to dilution? If so, please disclose the risk of dilution on the front cover page together with a citation to the discussions of dilution risk in the body of the prospectus.

13.	The first paragraph indicates that part of the Fund's objective is to seek long term capital appreciation. The disclosure also states that the Fund will invest primarily in companies whose debt is rated below investment grade. Please explain to us why it is appropriate to include an investment objective of long term capital appreciation for a Fund investing in below investment grade debt.

14.	The Fund's name suggests that it invests in senior secured debt. Accordingly, please revise the disclosure to indicate that the Fund will invest 80% of *total* assets or *net assets plus borrowings* in senior secured loans. *See* Rule 35d-1 under the Investment Company Act of 1940. Will the Fund count equity tranches of CLOs towards satisfaction of the Rule 35d-1 requirement? If so, why?

2

15.   Has FINRA agreed that the fund will be considered to be a direct participation program - thus allowing it to impose the 10% sales load?

Prospectus Summary (p. 1)

Priority Senior Secured Income Fund, Inc. (p.1)

16.   Disclosure in this section and elsewhere (including on the cover) indicates the Fund will have a diverse portfolio. Since the Fund is classified as "non-diversified" as the term is defined in section 5(b) (2) of the Investment Company Act of 1940 (the "1940 Act"), please use alternate language to avoid confusion. Please make this change throughout the registration statement.

17.   Does the Fund intend to invest in original issue discount ("OID") and payment in kind ("PIK") securities? To what extent will the Fund do this? If the Fund will make material investments in such securities, please provide appropriate summary disclosure. Please disclose where appropriate, how the Fund will value its OID investments.

18.   Please provide appropriate OID and PIK risk disclosure in the main discussion of risk in the registration statement, and summarize the risks, if material, in this section. Specifically, please disclose that OID instruments may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral; OID loans generally represent a significantly higher credit risk than coupon loans; OID accruals may create uncertainty about the source of Fund distributions to shareholders (*i.e.*, any cash distributions might come from offering proceeds); the deferral of PIK interest has the simultaneous effects of increasing assets under management and increasing the base management fee and incentive fee at a compounding rate; the deferral of PIK interest also reduces the loans' LTV at a compounding rate.; and OID creates the risk of non-refundable cash payments to the adviser based on accruals that may never be realized.

19.   May the Fund acquire senior secure loans through participations? If so, will the Fund have a right to enforce compliance by the Borrower of the loan terms? Will the Fund be able to directly benefit from the collateral supporting the debt obligation? Will the Fund be exposed to the credit risk of both the Borrower and the institution selling the participation? Please explain why it is appropriate for the Fund to consider loan participations to be senior secure loans if the Fund does not benefit from any collateral supporting the debt obligation. In addition, please add disclosure making clear that both the Borrower and the institution selling the participation will be considered issuers for purposes of the Fund's investment restriction concerning industry concentration.

20.   Does the Fund intend to create a wholly-owned subsidiary for the purpose of securitizing the Fund's loan portfolio within 12 months of effectiveness of the registrations statement? If so, please disclose this in the Summary and main body of the prospectus; also disclose the principal risks associated with this activity. Disclose the percentage of the Fund's assets to be invested in any such subsidiary and material information about the subsidiary's operations, including the special risks of investing in a portfolio of small and developing or financially troubled businesses.

About Our Adviser (p. 1)

21.   The disclosure mentions the Adviser's investment professionals, yet includes an assertion that "Our Adviser does not currently have employees." Are the investment professionals not employed by the Adviser?

Risk Factors (p. 2)

22.   Please clarify that distributions representing a return of capital are not dividends, but rather are a return of the money that a shareholder originally invested. Also, please clarify that, while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

23.   In the text accompanying the fourth bullet point, please clarify that it will be "difficult *or impossible* for you to sell your shares."

24.   Please disclose the principal risks of investing in equity tranches of CLOs.

25.   Please clarify that common shareholders will pay the increased advisory fees resulting from the Fund's use of leverage. If the Fund will leverage through issuance of preferred shares, please disclose the risks to common shareholders associated with issuance of preferred shares. Also, if the Fund will leverage within 12 months of effectiveness of the registration statement, please provide the disclosure required by Item 8.3.b. of Form N-2, including the tabular disclosure set forth in Item 8.3.b. (3).

26.   If the Fund will invest a material amount of its assets in foreign securities, please summarize the strategy in the appropriate section of the summary, and summarize the attendant risks in this section.

27.   Please summarize the risks of dilution.

28.   Please summarize the risks attendant with the Fund's non-diversified status.

29.   Please disclose the Dealer Manager's lack of experience selling shares of senior loan funds.

30.   Please summarize the risks of a failure to invest proceeds of the offering in a timely manner.

31.   Please disclose here that the Fund established the initial offering price on an arbitrary basis and the initial offering price may not accurately reflect the value of the Fund's assets.

Investment Strategy (p. 4)

32.   Please summarize in this section how the Fund will identify the entities in which it will invest and determine when to sell such investments. Please disclose any strategies regarding debt duration or maturity, foreign investments, or market capitalizations of borrowers. Please explain how the Fund will "take into consideration any correlation between different underlying securities."

33.   Please explain to us the basis for the statement that the Fund "will be permitted to, and may, co invest in syndicated investments and secondary market investments where price is the only negotiated point."

34.   Disclosure indicates the Fund plans to incur leverage during the first year of operation. Accordingly, please provide appropriate fee table disclosure. How much leverage does the Fund plan to incur? What is the meaning of the word "significant" in the context of this disclosure?

35.   Please disclose any material differences between the rights of Fund shareholders and those of direct purchasers of senior secured loans, and provide appropriate risk disclosure.

36.   Please disclose whether any of the CLOs in which the Fund may invest would be deemed to be an investment company but for the exceptions set forth in section 3(c)(1) or section 3(c)(7) of the 1940 Act. If yes, please disclose that the CLOs may include hedge funds.

37.   Please disclose the percentage of the Fund's assets that it expects to invest in CLOs. If the Fund expects to invest more than a nominal amount of its assets in CLOs, please explain to us why the Fund has not included provisions relating to significant minimum investment requirements (*e.g.*, minimum investment of $25,000 as opposed to $1,000) and suitability standards (*e.g.*, accredited investor or qualified purchaser status).

38.   Please disclose that the Fund's investments in CLOs will be difficult to value and explain, both here and in the later sections on the calculation of net asset value, how they will be valued. Also, disclose the information and factors that will be used when valuing the investments in CLOs, how the Adviser will gain access to the portfolio holdings of the CLOs, how current the information is, and how the Board will be able to determine the fair value of the investments in CLOs on a current basis. Further, clarify that the Fund will only invest in CLOs that have valuation procedures that are consistent with the Fund's valuation procedures.

39.   The paragraph that begins on page 5 and ends on page 6, contains the following: " . . . we intend to conduct quarterly repurchase offers . . ." Please insert ", but are not obligated to," after "intend." Also, please add "or at all" to the end of the last sentence in this paragraph. Please make these revisions wherever this disclosure occurs in the registration statement.

Market Opportunity (p. 6)

40.   The performance data contained in this section is stale. Accordingly, please update the data, and provide the date of the data in the accompanying footnote. Also, please provide

disclosure to the effect that (1) past performance not indicative of future returns; (2) these are results of an index that is not representative of the Fund's portfolio; (3) the results do not include fees/expenses/taxes. Also, please explain what is included in the S&P/LSTA Leverage Loan Index and why this Index is an appropriate proxy for the Senior Secured Loan market. This comment also applies to performance disclosure found at pages 55-56 and 57-58.

Low default-rate environment (p. 6)

41.   Why is the default rate disclosure limited to one year? What are the figures from prior years? Is the disclosed performance an outlier?

High recovery rates (p. 7)

42.   Please explain the meaning of the term "recovery rate."

43.   In the paragraph that discusses "the current environment", please define "medium term" in years.

44.   What is the basis for the statement that "We estimate this equates to a US $45 billion market for Target Securities"?

45.   Please explain why it is accurate to state that "CLOs are not significantly impacted solely by the same mark to market volatility of Senior Secured Loans."

Potential Competitive Strengths (p. 8)

46.   This section contains too much marketing discussion of the Adviser's strengths, given the absence of employees and failure to identify its "professionals"; please reduce.

Long-term investment horizon (p. 8)

47.   Please explain to us the basis for the statement that "These provisions often force private equity and venture capital funds to seek returns on their investments through mergers, public equity offerings or other liquidity events more quickly than they might absent such provisions, potentially resulting in a lower overall return to investors and, in some cases, an adverse impact on their investments and portfolio companies."

Plan of Distribution (p. 9)

48.   Please disclose the "certain conditions" referenced in the second sentence of the third paragraph of this section.

Estimated Use of Proceeds (p. 10)

49.   Please delete "Estimated" from this heading, as well as the identical heading found on page 50.

Liquidity Strategy (p. 12)

50.   Please clarify the latest date on which the Fund's "offering stage" can end.

Conflicts of Interest (p. 13)

51.   Please revise the third bullet point to read "We *will* compete with certain affiliates for investments . . ."

Distributions (p. 14)

52.   Please clarify that distributions representing a return of capital are not dividends, but rather are a return of the money that a shareholder originally invested. Also, please clarify that, while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

53.   Disclosure on page 14 suggests that ordinary distributions will be made in shares, unless shareholders request cash; disclosure on page 15 describing   the Fund's distribution reinvestment plan seems inconsistent with this. Similar language is also present in the narrative following the Example, and in disclosure under the "Distributions" heading on page 51. Please clarify.

Fees and Expenses (p. 16)

54.   Annual expenses are not a subset of stockholder transaction expenses; accordingly, please delete the italic heading for stockholder transaction expenses, or provide a similar one for annual expenses.

55.   What is the basis for the assumptions, contained in footnote 1 to the fee table, regarding sales of shares and use of leverage? Elsewhere in the prospectus, disclosure suggests that the Fund will employ leverage during its first year of operation. Please reconcile this inconsistency.

56.   Please disclose dividend reimbursement and cash purchase plan fees in the Shareholder Transaction Expenses portion of the fee table. Use footnote 4 to describe the basis on which such fees are imposed. *See* Instruction 4 to Item 3 of Form N-2.

57.   Does the Fund intend to leverage through borrowing or issuance of preferred shares within the 12 months following effectiveness of the registration statement? If so, in footnote 5 to the fee table, please increase the base management fee figure to reflect the use of leverage disclosed in footnote 7. Please explain that the base management fee shown in the fee table is higher than the contractual rate, owing to the use of leverage by the Fund. Please explain the same point with respect to incentive fees.

58.   In the narrative paragraph preceding the example, please replace the phrase "a selling commission of 7.0% and a Dealer Manager Fee of 3.0%" with "a sales load of 10%."

59.   Please move the disclosure contained in footnote 6 to the narrative disclosure following the Example.

60.   Will CLOs charge incentive fees? If so, please disclose the typical incentive fee in footnote 9 to the fee table. *See* Instruction 10 (g) to Item 3 of Form N-2.

61.   Please supply the text of footnote 1 to the Example.

Compensation of the Dealer Manager and the Investment Adviser (p. 19)

Investment Adviser Fees (p. 19)

62.   Add a footnote to this text to the effect that leverage makes it easier for the Adviser to earn its fee.

Questions and Answers about this Offering (p. 22)

What happens if you do not raise a minimum of $2 million in this offering? (p. 23)

63.   Please substitute "receive" for "sell" in the first sentence of this paragraph. In the same sentence, between the words "in" and "shares", please insert "subscription commitments for our".

Will I be able to sell my shares in the secondary market? (p. 25)

64.   Please insert "if ever" at the end of the first sentence of this paragraph. Please make this change in all locations in which similar disclosure is found.

Risk Factors (p. 27)

Risks Related to Our Business and Structure (p. 27)

Our ability to achieve our investment objective (p. 29)

65.   The second sentence of this heading is confusing; please revise, perhaps by deleting "members of".

Our ability to enter into transactions with our affiliates will be restricted (p. 34)

66.   Please explain to us why this disclosure is appropriate for a Closed End Fund and is consistent with Section 17 of the 1940 Act.

Risks Related to an Investment in Our Shares (p. 34)

We are not obligated to complete a liquidity event . . . (p. 36)

67.   Add "or impossible" after "difficult" in the heading for this section.

The dealer manager in our continuous offering may be unable . . .(p. 36)

68.   Does the dealer manager have any experience selling shares on behalf of a registered closed-end management investment company? If not, please replace "limited" with "no" in the second sentence of this paragraph.

Because our dealer manager is one of our affiliates (p. 37)

69.   Please summarize the substance of this heading and its accompanying text in the risk disclosure section of the prospectus summary.

Beginning with the first calendar quarter . . . (p. 37)

70.   As the Fund has no obligation to repurchase shares, and may never do so, please replace "will" with "may" in the first sentence of this heading.

Risks Related to Our Investments (p. 41)
Our target securities portfolio is exposed to leveraged credit risk (p,. 42)

71.   Please explain why the Fund would be subordinated if investing in underlying senior secured loans. Is it because of the CLO tranche that the Fund is purchasing? Also, please explain how the use of Target Securities introduces leverage.

Investments in foreign securities may involve significant risks . . . (p. 42)

72.   Please provide complete disclosure of the Fund's hedging strategy and associated risks in an appropriate location, and summarize this disclosure in the Summary. Will the Fund invest in derivatives? If so, please revise the disclosure to follow the guidance of the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

We are exposed to underlying borrower fraud . . . (p. 43)

73.   Will the adviser do any due diligence on the systems used by the CLO collateral managers to before investing in the CLO? If yes, what does the due diligence involve?

Risks Related to Debt Financing (p. 46)

If we borrow money, the potential for gain or loss . . .(p. 46)

9

74.   Please delete references to gains in this risk factor. Gain is not a risk and is not necessary to convey the meaning of the risk of leverage.

75.   Please restate in this paragraph that the fund has no current intention to take on significant leverage in the 12 months following effectiveness of the registration statement.

Federal Income Tax Risks (p. 47)

We may have trouble paying our required distributions . . . (p. 47)

76.   Please specify what portion of the Fund's income may constitute original issue discount or other income required to be included in taxable income.

Investment Objective and Strategy (p. 52)

Investment Strategy (p. 52)

77.   Please describe the underlying borrowers, including whether they are publicly-held companies, their market capitalization range, whether they are foreign or domestic, and whether they are concentrated in any industry or sector.

Market Opportunity (p. 53)

Overview (p. 53)

CLO Market Background (p. 53)

78.   The second paragraph of this section describes special purpose vehicles typically formed in the Cayman Islands or similar jurisdictions to purchase senior secured loans and issue debt securities and equity tranches. Please summarize this disclosure in the strategy section of the Summary, and provide appropriate risk disclosure, here and in the Summary. Please include in the risk disclosure the risks attendant with investing in foreign domiciled entities that are not registered under the Investment Company Act, and non-recourse financing.

79.   What percent of CLOs in which the Fund will invest are formed in the Cayman Islands or "similar jurisdictions"? Why are they formed in these jurisdictions? Are they affiliated with the Fund?

80.   Please provide, here and in the summary, a comprehensive description of the differences between debt and equity tranches, including the economic and voting characteristics of those tranches.

81.   Disclosure in the second paragraph of this section indicates that "leverage in the structure should remain the same, regardless of market movements . . ." Please explain why leverage should remain the same.

Average CLO Equity Tranche Annualized Yields (p. 56)

82.   What CLOs are included in the performance set forth in the chart at the top of the page? All CLOs? An index of CLOs? What percentage of Fund assets will be invested in equity tranches? Please clarify that the "average" column is the annual average for the period 2003-2011.

Cashflow transactions (p. 56)

83.   Please quantify "principally" as the term is used in the first sentence of this section. Please explain what a cashflow CLO is and how it differs from other CLOs. Include risk disclosure specific to cashflow CLOs.

The U.S. Senior Secured Loan Market (p. 56)

Consistent long-term performance (p. 57)

84.   Please explain difference between "Total Return" and "Non-Market-to-Market-Return." Also, please label each axis of the charts in this section. Is there a difference between "Senior Secured Bank Loan" and "Senior Secured Loan"? If yes, disclose the difference; if not, why do you use two different terms?

Management of Investments (p. 60)

85.   Disclosure in the third paragraph of this section indicates the adviser's sale and purchase decisions will be "reviewed and approved by multiple professionals." Please describe this process in greater detail. How many professionals will review the adviser's decisions? Who are they? How many are needed to approve a decision? What is a "consensus"? What happens if a consensus cannot be reached?

Description of Our Securities (p. 84)

Certain Provisions of the Maryland Corporation General Law and Our Charter and Bylaws (Page 87)

Control Share Acquisitions (p. 89)

86.   This section states that the Fund's charter and bylaws contain provisions that may delay, defer or prevent a transaction or a change in control of the Fund. Recently, we have taken the position that it would be inconsistent with section 18(i) of the 1940 Act for a closed-end fund organized as Maryland corporation to opt-in to provisions of the Maryland Control Shares Acquisition Act (Md. Code Ann., Corps. & Ass'ns §§ 3-701 et seq.). *See* Boulder Total Return Fund, Inc. (SEC No-action letter pub. avail. Nov. 15, 2010) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm). Please confirm to us that the Fund, which is organized as a Maryland corporation, will not opt in to the Maryland Control Shares Acquisition Act.

11

Management (p. 67)

Board of Directors and Executive Officers (p. 67)

87.   Please provide disclosure in this section in the tabular format set forth in Item 18.1 of Form N-2. Please ensure that all disclosure required by the recent amendments to Item 18 is included in this section, *e.g.*, leadership structure, trustee qualifications, and risk oversight.

Share Repurchase Program (p. 108)

88.   Please include the first paragraph of this section in cover page disclosure, as well as summary and complete risk disclosure.

SAI

Fundamental Investment Policies (SAI-9)

89.   Please disclose the Fund's fundamental investment policies with respect to issuance of senior securities, purchases on margin, the writing of put and call options, concentration of investments in a particular industry or group of industries, and the borrowing of money. *See* Item 17.2 of Form N-2.

General

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

        Please advise us if you have submitted or expect to submit an exemptive application (other than that disclosed in the prospectus) or no-action request in connection with your registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel

13